Exhibit 99.1

Dimitrius Oliveira appointed as CEO of Atento and Anil Bhalla as Executive Chairman of the Board

NEW YORK, November 30, 2022 –Atento S.A. (NYSE: ATTO, “Atento” or the “Company”), one of the five largest providers worldwide and a leading company in customer relationship services and business process outsourcing (CRM / BPO), announces today that its Board of Directors has appointed Dimitrius Oliveira as Chief Executive Officer (CEO) and Anil Bhalla as Executive Chairman. Mr. Oliveira has also been appointed as a member of the Board of Directors of the Company.

Dimitrius previously was Atento’s South America Regional Director. In that role, he has been leading its largest and most important region for the last 4 years, making Atento the top player in Brazil and working with some of the largest companies in the country. His sales and operational capabilities, unique network and direct Company experience will be invaluable for this next phase of growth. Dimitrius succeeds Carlos López-Abadía who will continue working with Atento as an advisor.

“Based on Dimitrius´s inspiring achievements in Brazil and the South region, the Board has full confidence in his ability to lead Atento as we prepare for a successful 2023”, said Robert W. Payne, Chairman of the Board. “We are grateful for all the contributions Carlos López-Abadía has made to the Company through many challenges, and we are confident that Dimitrius is the best positioned to assume this role given his significant experience at Atento and his strong business vision and operational insights” highlighted Payne.

“It is a tremendous honor to be appointed CEO and I am very excited for the opportunities that lie ahead for Atento,” said Dimitrius Oliveira. “I believe we are uniquely positioned to grow in the near shore and LatAm markets and we will remain focused on driving shareholder value with improved operations. Our mission is to create one strong organization focused on delivering exceptional customer service based on advanced technologies and innovation combined with the human touch.”

Dimitrius has more than 20 years’ experience in the technology and business services sectors where he has led sales, after-sales and operations functions for multinational companies such as Avaya, Ericsson, Nokia, Siemens, Genesys Prime and Contax. Most recently he served as Vice President of Operations for Mutant, formerly Genesys Prime, a leading provider of digital customer experience solutions in Brazil. Prior to joining Mutant, Dimitrius served as Atento Global Commercial Director and Brazil Multisector Director from 2015 to 2017. Dimitrius has a degree in electrical engineering from Universidade de Mogi das Cruzes in Brazil. He also has a specialization in building and leading customer-centric organizations from Harvard Business School, as well as an MBA in Marketing from ESPM School of Advertising and Marketing, with a specialization in Leadership from the São Paulo Business School.

In order to ensure a smooth leadership transition, the Company has appointed Anil Bhalla as Executive Chairman to lead key strategic transformational initiatives and specific growth objectives. Robert W. Payne will step down as Chairman of the Board of Directors and continue to provide his support and guidance as Non-Executive Director.

“It is my great privilege to have the confidence of our Board and its current Chairman Robert W. Payne and to succeed Mr. Payne as Chairman. I look forward to supporting Dimitrius in his new role as we work to solidify Atento’s financial position while transforming and elevating Atento’s next generation customer experience and unmatched near shore and LatAm capabilities,” said Anil Bhalla.

Before his Director role at Atento, Anil held the position of CEO at the Minacs Group, a company that was later acquired by Concentrix, the US customer experience company, where he held the position of Senior Vice President Emerging Business. Previously, he held the position of COO in companies such as RSM McGladrey FPO and iCall India. In recent years, Mr. Bhalla has invested in and serves as board director at Support Ninja. He is also an investor at Voicegain, a speech analytics company, and VentureX, a co-working Franchise.

The Company thanks Carlos Lopez-Abadia for his numerous contributions to strengthen Atento’s business and leadership position.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (“CRM BPO”) services in Latin America, and among the top providers globally. Atento is also a leading provider of nearshoring CRM BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 14 countries where it employs approximately 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in industries such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2019, Atento was named one of the World’s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. Also, in 2021 Everest named Atento as a “star performer”. Gartner named the company as a leader for two years in a row, since 2021 in the Gartner Magic Quadrant. For more information visit www.atento.com

Media Relations

press@atento.com // pablo.sanchez@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. In particular, these forward-looking statements include those about the effects on Atento and its growth of changes to it´s executive officers and Board of Directors. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.